UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-33881

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MedAssets, Inc. Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MedAssets, Inc.

100 North Point Center East, Suite 200

Alpharetta, GA 30022

MedAssets, Inc. Employee Stock Purchase Plan

Financial Statements

For the Fiscal Year Ended August 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of

MedAssets, Inc. Employee Stock Purchase Plan

Alpharetta, Georgia

We have audited the accompanying statements of financial condition of the MedAssets, Inc. Employee Stock Purchase Plan (the “Plan”) as of August 31, 2015 and 2014, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of August 31, 2015 and 2014, and the changes in income and plan equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP
Norcross, Georgia
November 20, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of

MedAssets, Inc. Employee Stock Purchase Plan

Alpharetta, Georgia

We have audited the accompanying statement of income and changes in plan equity of the MedAssets, Inc. Employee Stock Purchase Plan (the Plan) for the year ended August 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in income and plan equity for the year ended August 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Smith & Howard
Atlanta, Georgia
November 15, 2013

MEDASSETS, INC. EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	August 31,
	2015	2014

CASH	$11,589	$9,530

REFUNDS DUE TO PARTICIPANTS	(11,589)	(9,530)

PLAN EQUITY	$—	$—

The accompanying notes are an integral part of these financial statements.

MEDASSETS, INC. EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND

CHANGES IN PLAN EQUITY

	For the fiscal years ended August 31,
	2015	2014	2013
ADDITIONS

Participant contributions	$533,522	$519,289	$503,310

DEDUCTIONS

Purchases of MedAssets, Inc. common stock	505,610	494,030	481,308
Refunds to participants	27,912	25,259	22,002

TOTAL DEDUCTIONS	533,522	519,289	503,310

NET CHANGES IN PLAN EQUITY	—	—	—

PLAN EQUITY
Beginning of year	—	—	—

End of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

MEDASSETS, INC. EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the MedAssets, Inc. (the “Company”) Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General. On May 27, 2010, the Company adopted the Plan. The Plan was effective beginning with the first offer period on September 1, 2010. The Plan is an employee stock purchase plan sponsored by the Company that allows eligible employees of the Company and its designated subsidiaries to make purchases of the Company’s common stock through after tax payroll deductions. The maximum number of shares of common stock that may be purchased under the Plan is 500,000 with a maximum of 125,000 allowed to be purchased in any given offer period. Such shares may be treasury shares, or authorized and unissued shares, as Company may determine in its sole discretion.

Eligibility. All full-time and part-time employees of the Company and its designated subsidiaries working more than 20 hours per week, regardless of length of employment, are eligible to participate in the Plan. However, an employee is not eligible to participate in the Plan if the employee owns 5% or more of the outstanding stock of the Company.

Contributions. Employees must elect to participate during the 30 day enrollment period prior to the six month offer period. Offer periods commence on September 1st and March 1st of every year. Participants may elect to contribute between 1% and 10% of their base salary through regular payroll deductions on an after tax basis. In no event may a participant purchase shares having a fair market value in excess of $25,000 on an annual basis, as defined by the Plan and as dictated by the Internal Revenue Code (the “Code”) Section 423. The Company holds the participants’ contributions until the end of the offer period, at which time common stock of the Company is purchased, in whole shares, at 95% of the fair market value on the last trade date of the offer period. Such common stock shall be held in a separate investment account for the benefit of each participant. The fair market value is determined by the NASDAQ stock market or other national securities exchange on which the Company’s common stock is traded. Any excess contributions resulting from the purchase of whole shares is refunded to the participant through payroll. Upon purchase, the shares are allocated to the participants’ accounts. The maximum number of shares which a participant will be permitted to purchase in any offer period is 20,000 shares (subject to adjustments for capital changes).

Withdrawals. A participant can elect to change or stop participation in the Plan at any time, in which event the Company will refund the entire balance of the participant’s contributions during the offer period. Withdrawal during an offer period does not prevent the participant from participating in a later offer period. Participants are required to hold the shares purchased for a minimum of 18 months from the day of purchase, before the shares may be sold. If the holding requirements have been met, the participant may elect to sell all or a portion of their shares or choose to have their shares transferred to a brokerage account designated by the participant. In the event of a participant’s retirement, death, or other termination of employment, a payroll deduction will be made from compensation paid in the participant’s final paycheck. In the event of a participant’s withdrawal from the plan, retirement, death, or other termination of employment, upon written request of the participant, the plan custodian shall issue a certificate representing the number of shares of common stock then credited to the participant’s account (for which the restriction on transfer or sale has expired). Any funds held by the Company for a participant’s benefit to purchase common stock during subsequent trading days shall be returned to the participant by the Company.

Adjustments. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offering of rights, or any other change in the structure of the capital stock of the Company, the committee shall make such adjustments, if any, as it may deem appropriate in the number, kind, and price of shares available for purchase under the Plan, and in the minimum and maximum number of shares which a participant is entitled to purchase as long as such adjustments do not exceed the number of common stock shares approved for the Plan by stockholders.

MEDASSETS, INC. EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principles and policies of the Plan are summarized below.

Basis of Accounting. The financial statements of the Plan are prepared using the accrual basis of accounting. The Plan follows accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates. The accompanying financial statements are prepared in conformity with GAAP and require Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and change therein, and disclosure of contingent assets and liabilities. Significant judgment is required in making these estimates and assumptions and is based on the best available information. Actual results could be materially different from those estimates and assumptions.

Plan Equity. Plan equity represents net assets available for future purchases or participant withdrawals.

3.	SHARE PURCHASES

As soon as practicable following the end of an offering period, the shares purchased by each participant are deposited into a brokerage account established in the participant’s name.

The purchase activity for the year ended August 31, 2015 was as follows:

Purchase Date	Purchased Shares	Purchase Price
February 27, 2015	10,000	$182,500
March 3, 2015	3,500	63,875
March 4, 2015	1,574	28,726
August 31, 2015	10,000	200,600
August 31, 2015	1,491	29,909

Total	26,565	$505,610

The purchase activity for the year ended August 31, 2014 was as follows:

Purchase Date	Purchased Shares	Purchase Price
February 28, 2014	8,000	$184,640
March 3, 2014	2,980	68,778
August 29, 2014	10,000	218,500
August 30, 2014	1,012	22,112

Total	21,992	$494,030

The purchase activity for the year ended August 31, 2013 was as follows:

Purchase Date	Purchased Shares	Purchase Price
February 28, 2013	10,850	$190,418
March 1, 2013	819	14,373
August 30, 2013	12,000	255,600
August 30, 2013	982	20,917

Total	24,651	$481,308

MEDASSETS, INC. EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	PLAN AMENDMENTS AND TERMINATION

The Company’s Board of Directors (“the Board”) may amend or terminate the Plan at any time. The Plan and all rights of participants shall terminate: (i) on the date of which participants have exercised options to purchase a number of shares equal to or greater than the number of shares then subject to the Plan and stockholders fail to approve additional shares to be added to the Plan or (ii) if earlier, the date as of which the Board terminates the Plan. Upon termination, all payroll deductions shall cease and all amounts credited to participants’ accounts shall be equitably applied to the purchase of full shares of common stock then available under the Plan. The participants shall be issued checks for any remaining amount not allocated to the purchase of full shares of common stock. See Note 6 for subsequent events regarding the termination of the Plan.

5.	INCOME TAX STATUS

The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Issuance of shares under the Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. Upon the sale of shares purchased under the Plan, participants are subject to tax, with the actual tax liability dependent on the holding period of such shares. Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

6.	SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of the independent registered public accounting firm’s report and no events have occurred that require disclosure, except for the following:

On November 1, 2015, the Company entered into an Agreement and Plan of Merger (the “ Merger Agreement”) with Magnitude Parent Holdings, LLC, a Delaware limited liability company (“Parent”), and Magnitude Acquisition Corp., a Delaware corporation (“Merger Sub”). Pursuant to the Merger Agreement and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). Parent and Merger Sub were formed by affiliates of Pamplona Capital Management LLP (“Sponsor”). Refer to Exhibit 2.1 which is attached to the Current Report on Form 8-K filed on November 2, 2015 for additional details on the Merger Agreement which includes the following regarding treatment of the Plan under Section 1.8(e):

As soon as practicable following the date of the Merger Agreement, the Board of Directors of the Company shall adopt resolutions and take all actions necessary to (A) cause the Company’s Plan not to (1) commence an offering period to purchase Company common stock that would otherwise begin after the end of the offering period in effect as of the date hereof or (2) accept payroll deductions to be used to purchase Company common stock under the Plan after the end of the offering period in effect as of the date hereof, (B) provide that (1) each individual participating in the offering period in effect as of the date hereof will not be permitted to increase his or her payroll contribution rate pursuant to the Plan from the rate in effect when such offering period commenced and (2) no individual will be allowed to commence participation in the Plan following the date of the Merger Agreement and (C) cause the Plan to terminate immediately after the purchases set forth in Section 1.8(e)(ii).

No later than five days prior to the Effective Time, in the case of any outstanding purchase rights under the Plan, (A) the offering period (if any) under the Plan shall end and each participant’s accumulated payroll deduction shall be used to purchase newly issued Company common stock in accordance with the terms of the Plan and (B) such Company common stock shall be treated the same as all other Company common stock in accordance with Section 1.7 of the Merger Agreement. The Company shall make any pro rata adjustments that may be necessary to reflect the shortened offering period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MedAssets, Inc. Employee Stock Purchase Plan

11/20/2015	/s/ Lance M. Culbreth
Date	Lance M. Culbreth
Senior Vice President, Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1*	Consent of Hancock Askew & Co., LLP

23.2*	Consent of Smith & Howard

*	Filed herewith